Exhibit (d)(16)
                          , 200
Aston Asset Management LLC
120 North LaSalle Street, 25th Floor
Chicago, IL 60602

Re:	Sub-Investment Advisory Agreement with Optimum Investment Advisors, LLC dated November 30, 2006 (the “Sub-Investment Advisory Agreement”)
Ladies and Gentlemen:
          Pursuant to the Sub-Investment Advisory Agreement, we are hereby providing notification of an amendment to the Subadvisory Fee Rate for the Aston/Optimum Mid Cap Fund as provided on Schedule B of the Sub-Investment Advisory Agreement. Attached hereto is an amended Schedule B to the Sub-Investment Advisory Agreement to reflect, among other things, the amended Subadvisory Fee Rate for the Aston/Optimum Mid Cap Fund.
          By acknowledging below, you agree to render the investment advisory and management services to Aston/Optimum Mid Cap Fund under the terms of the Sub-Investment Advisory Agreement and the amended Schedule B attached hereto.

ASTON ASSET MANAGEMENT LLC

By:	/s/ Kenneth C. Anderson

Name:	Kenneth C. Anderson
Its:	President
Accepted this 14th day
of July, 2008.

OPTIMUM INVESTMENT ADVISORS, LLC

By:	/s/ H. Steel Bokhof, Jr.

Name:	H. Steel Bokhof, Jr.
Its:	Vice Chairman
Chief Investment Officer

SCHEDULE B

Fund	Subadvisory Fee Rate
Aston/Optimum Mid Cap Fund	0.30% for the first $100 million
0.25% for the next $300 million
0.20% for the next $600 million
0.30% over $1 billion
Aston/Optimum Large Cap Opportunity Fund	50% of the positive difference, if any, of (x) the advisory fee payable to the Investment Adviser with respect to the Allocated Assets of the Fund (before reduction of the fee payable to Subadviser) minus (y) the sum of:
(i) any investment advisory fees waived by the Investment Adviser pursuant to an Expense Limitation Agreement with the Fund, (ii) any reimbursement of expenses by the Investment Adviser pursuant to an Expense Limitation Agreement with the Fund, and (iii) any payments made by the Investment Adviser to third parties that provide distribution, shareholder services or similar services on behalf of the Fund. If the foregoing calculation results in a negative amount, such amount shall be payable by the Subadviser within 30 days of receipt of notice from the Investment Adviser, which notice shall include the basis for the calculation.